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                             March 14, 2022

       Rhonda Keaveney
       Chief Executive Officer and Chief Financial Officer
       NuOncology Labs, Inc.
       PO Box 26496
       Scottsdale, AZ 85255

                                                        Re: NuOncology Labs,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed March 8, 2022
                                                            File No. 000-26113

       Dear Ms. Keaveney:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 16

   1.                                                   We note your Chief
Executive Officer and Chief Financial Officer concluded
                                                        your disclosure
controls and procedures are "adequate." You must clearly state whether or not the disclosure
controls and procedures are "effective." Please refer to Item 307 of
                                                        Regulation S-K and
amend the Form 10-K to provide an unqualified conclusion as to the effectiveness of your
disclosure controls and procedures as of the end of the period covered by the report.
Please ensure that your certifications reference the Form 10-K/A and are currently
dated.
   2. Revise to include the disclosures required by the Instructions to Item 308 of Regulation S-
                                                        K stating that
management   s assessment regarding internal control over financial is not required in your first
annual report.
 Rhonda Keaveney
FirstName  LastNameRhonda Keaveney
NuOncology   Labs, Inc.
Comapany
March      NameNuOncology Labs, Inc.
       14, 2022
March2 14, 2022 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kristin Lochhead at (202) 551-3664 or Jeanne Baker at
(202) 551-
3691 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at
(202) 551-
3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences